    January 23, 2018

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: SEC Comment Letter dated November 20, 2017 related to Carriage Services, Inc.’s
Form 10-K for the Year Ended December 31, 2016 filed February 23, 2017,
Form 8-K Filed October 25, 2017

File No. 001-11961

Dear Mr. Spirgel:

This letter responds to the additional comments that Carriage Services, Inc. (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) during phone conversations held on on January 8, 2018, January 17, 2018 and January 23, 2018 with respect to the above referenced filings.
We understand the importance of providing full and transparent disclosures in our SEC filings and we appreciate the feedback from the Staff so that we can continue to improve our disclosures.
In future filings we will revise our non-GAAP disclosures to comply with your comments. In this regard, a revised disclosure is set forth in Schedule A to this letter.
In addition, we will include a disclosure of segment gross profit in the “major segments of business” footnote in our future filings of the Form10-K .
We hope this letter is responsive to your comments and requests for information. We appreciate the Commission’s assistance in helping us to resolve these comments in a timely and acceptable manner.

Sincerely,

By: /s/ Viki K. Blinderman
Viki K. Blinderman
Senior Vice President, Principal Financial Officer, Chief Accounting Officer and Secretary

cc: Carriage Services, Inc.’s Audit Committee of the Board of Directors
Grant Thornton LLP